Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS

ENDED JUNE 30, 2013 AND 2012

(AMOUNTS IN CANADIAN DOLLARS)

AUGUST 15, 2013

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) offers award-winning intellectual property, including multi-patented technology, plus powerful Enterprise and holistic Social Commerce tools, to provide innovative IP based customer solutions. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

This Management’s Discussion and Analysis (MD&A) for Northcore should be read with the unaudited condensed interim consolidated financial statements for the period ended June 30, 2013, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2012.  This document was approved by the Board of Directors on August 14, 2013.

DEVELOPMENTS IN THE SECOND QUARTER OF 2013

Northcore accomplished the following activities in the period:

The Company signed an interim agreement with Cielo Gold Corp. (CNSX: CMC) to purchase certain assets that include the Blue Horizon Bio-Diesel Fuel demonstration plant and related intellectual property, that are now producing renewable green diesel fuel from municipal solid waste, with industry leading quality.

Under terms of the agreement, Northcore will purchase the renewable diesel intellectual property in exchange for the issue of Northcore shares equivalent to a 48% ownership position in Northcore.  Northcore will receive a 50% share of the profits resulting from commercialization of this intellectual property, which include new production plants that will be financed by Cielo.

Closing of the transaction is subject to the completion of a definitive asset purchase agreement and related due diligence, execution of closing documentation, plus applicable regulatory approvals. As noted in subsequent events within this Q2 2013 reporting, Northcore’s shareholders approved the proposed transaction with Cielo at the Special and Annual Shareholder Meeting held on July 23, 2013.

The President of Cielo and Blue Horizon Bio-Diesel, Mr. Don Allan, was appointed as CEO of Northcore.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

RESULTS OF OPERATIONS

Comparison of the Quarters Ended June 30, 2013 and June 30, 2012

The following commentary compares the unaudited consolidated financial results for the three month periods ended June 30, 2013 and June 30, 2012 and analyzes significant changes in the consolidated statements of operations and comprehensive loss.

Overview:   Northcore reported an Operational EBITDA loss for the second quarter of $239,000, an improvement of $136,000 or 36 percent from the Operational EBITDA loss of $375,000 reported for the second quarter of 2012.  A decrease in operating expenses contributed to the reduction in Operational EBITDA loss during the period.

Our loss for the second quarter of 2013 was $303,000, a loss of $0.001 per share, compared to a loss of $556,000 or $0.002 per share, for the same quarter of 2012, an improvement of $253,000 or 46 percent.  The improvement in loss was attributed primarily to a significant decrease in operating expenses, partially offset by a corresponding decrease in revenues.

Revenues:  Revenues are comprised of application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and website development, content management solution and software customization.

Revenues for the quarter decreased to $291,000 from $415,000, a decrease of $124,000 or 30 percent for the same quarter of 2012. The decrease in services revenues was the primary reason for the reduction in revenues during the quarter.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.

Income from investments increased by $9,000 or 47 percent, to $28,000 for the quarter ended June 30, 2013, from $19,000 for the same period of 2012.  The increase was due to a new application developed in 2012 and being hosted in the current period.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $164,000 or 38 percent to $264,000 for the quarter ended June 30, 2013, compared to $428,000 for the quarter ended June 30, 2012. The decrease was attributed primarily to a reduction in workforce and lower consulting, legal and investor relations fees during the quarter.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  For the quarter ended June 30, 2013, these costs amounted to $245,000, a decrease of $86,000 or 26 percent as compared to $331,000 reported in the same quarter of 2012.  The decrease in workforce contributed to the reduction in technology expense.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended June 30, 2013, sales and marketing costs amounted to $49,000, as compared to $77,000 in the same period of 2012, a decrease of $28,000 or 36 percent.  The decrease in travel and promotional costs contributed to the reduction in sales and marketing expenses.

Stock-based Compensation:  Stock-based compensation expense for the quarter ended June 30, 2013 amounted to $3,000, as compared to $140,000 for the same period of 2012.  Stock-based compensation expense was higher in 2012 due to the vesting expense associated with the options granted during the period.

Depreciation: Depreciation expense for the quarter ended June 30, 2013 was $61,000, compared to $14,000 recorded in the same period of 2012. The increase was due to the amortization of intangible assets in connection with the acquisition of Envision.

Comparison of the Six Month Periods Ended June 30, 2013 and June 30, 2012

The following commentary compares the unaudited consolidated financial results for the six month periods ended June 30, 2013 and June 30, 2012 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Our year-to-date Operational EBITDA loss was $564,000, an improvement of $167,000 or 23 percent from the operational EBITDA loss of $731,000 reported for the same period of 2012.  A reduction in operating expenses contributed to the reduction in Operational EBITDA loss during the period.

The year-to-date loss was $802,000, a loss of $0.003 per share for 2013, compared to a loss of $1,291,000 or $0.006 per share, for the same period of 2012.  The decrease in loss for the six months ended June 30, 2013 was attributed primarily to lower general and administrative and stock-based compensation expense, partially offset by a corresponding decrease in revenues.

Revenue:  Revenues decreased by $65,000 or 10 percent, to $580,000 for the six months ended June 30, 2013, from $645,000 for the same period of 2012.  The decline in revenues was attributed to a decrease in services revenues, partially offset by an increase in hosting revenues.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.  Income from investments increased by $18,000 or 49 percent, to $55,000 for the six months ended June 30, 2013, from $37,000 for the same period of 2012.  The increase was due to a new application developed in 2012 and being hosted in the current period.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

General and Administrative:  General and administrative expenses decreased by $164,000 to $264,000 for the six months ended June 30, 2013, from $428,000 for the same period in 2012, an decrease of 38 percent.  The decrease was attributed primarily to a reduction in workforce and lower consulting, legal and investor relations fees during the period.

Customer Service and Technology:  For the six months ended June 30, 2013, these costs amounted to $245,000, as compared to $331,000 for the same period of 2012, a decrease of $86,000 or 26 percent.  The reduction in workforce was the main reason for the decrease in costs.

Sales and Marketing: Sales and marketing expenses decreased by $28,000 to $49,000 for the six months ended June 30, 2013, from $77,000 for the same period in 2012, a decrease of 36 percent.  The decrease in travel and promotional costs contributed to the reduction in sales and marketing expenses.

Stock-based Compensation:  Stock-based compensation expense for the six months ended June 30, 2013 amounted to $116,000 of non-cash expenses, as compared to $483,000 for the same period of 2012, a decrease of $367,000 or 76 percent.  Stock-based compensation expense was higher in 2012 due to the vesting expense associated with the options granted during the period.

Depreciation: Depreciation expense increased to $122,000 for the first half of 2013, compared to $25,000 for the same period of 2012.  The increase was due to the amortization of intangible assets in connection with the acquisition of Envision.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $243,000 for the first half of 2013, as compared to cash outflows of $815,000 from operating activities in the first half of 2012.  The increase in working capital contributed to the improvement in operating cash outflows during the 2013.

Cash Flows from Investing Activities:  Investing activities resulted in cash inflows of $109,000 during the first half of 2013, as compared to cash outflows of $156,000 for the same period of 2012.  Cash inflows during 2013 were due cash distributions from the investment in GEAM, whereas the acquisitions of Envision and Kuklamoo and intangible assets resulted in cash outflows in 2012.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $162,000 for the first half of 2013, as compared to inflows of $24,000 for the same period of 2012.   Cash inflows during 2013 were due to the exercise of stock options of $32,000 and proceeds from operating line of credit of $130,000.  Cash inflows from 2012 were due to the exercise of stock options for $24,000.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	June 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
(in thousands of Canadian dollars, except per share amounts)
Revenues	$291	$289	$330	$387	$415	$230	$212	$203
Other income:
Income from GE Asset Manager	28	27	27	18	19	18	15	18
Operating expenses:
General and administrative	264	331	392	429	428	436	362	351
Customer service and technology	245	259	295	321	331	166	183	181
Sales and marketing	49	51	50	71	77	27	51	75
Stock-based compensation	3	113	(165	107	140	343	248	372
Depreciation and amortization	61	61	24	12	14	11	12	8
Total operating expenses	622	815	596	940	990	983	856	987
Loss from operations	(303)	(499	(239	(535)	(556	(735)	(629)	(766)
Finance costs:
Interest on notes payable and secured subordinated notes	-	-	-	-	-	-	10	20
Accretion of secured subordinated notes	-	-	-	-	-	-	21	34
Total finance costs	-	-	-	-	-	-	31	54
Loss before recovery of income taxes	(303)	(499	(239	(535)	(556	(735)	(660)	(820)
Recovery of income taxes	-	-	(36	-	-	-	-	-
Loss and comprehensive loss for the period	$(303)	$(499	$(203	$(535)	$(556	$(735)	$(660)	$(820)
Loss per share - basic and diluted	$(0.001)	$(0.002	$(0.001	$(0.002)	$(0.002	$(0.003)	$(0.003)	$(0.004)

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA (1)

Quarter ended	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012		Dec 31, 2011	Sep 30, 2011
(in thousands)
Loss for the period, as per above	$(303)	$(499)	$(203)	$(535)	$(556)		$(735)	$(660)	$(820)
Reconciling items:
Stock-based compensation	3	113	(165)	107	140		343	248	372
Depreciation	61	61	24	12	14		11	12	8
Interest expense	-	-	-	-	-		-	31	54
Recovery of income taxes	-	-	(36)	-	-		-	-	-
Non-recurring professional fees	-	-	-	-	27		25	-	-
OPERATIONAL EBITDA	$(239)	$(325)	$(380)	$(416)	$(375)	$	(356)	$(369)	$(386)

(1)
Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc. (operating as “Kuklamoo”), a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

      Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

Acquisition Date Fair Values:
Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Accrued liabilities	(33)
Deferred revenue	(35)
Deferred tax liability	(36)
Total net assets	(60)
Envision customer list	28
Envision trade name	60
Kuklamoo technology	48
Goodwill	1,091
Total Purchase Price	$1,167

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a higher tier of business development opportunities.

Goodwill of $1,091,000 represents the excess of purchase price over the fair values of net assets acquired, none of which is deductible for tax purposes. The fair values of Envision Customer List and Trade Name in the amount of $28,000 and $60,000, respectively, and Kuklamoo technology in the amount of $48,000 were determined by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.  No provision has been recorded for this contingent consideration.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

RELATED PARTY TRANSACTIONS

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended June 30, 2013, the Company recorded consulting fees in the amount of $15,000 (June 30, 2012 - $24,000) to related parties.  During the six months ended June 30, 2013, the Company recorded consulting fees in the amount of $30,000 (June 30, 2012 - $39,000) to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of equity private placements, convertible debentures, options and warrants exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.7 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at June 30, 2013, has an accumulated deficit of $125.8 million.  The Company expects to incur losses further into 2013 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $275,000 were exceeded by current liabilities of $1,368,000 by $1,093,000 at the end of the second quarter of 2013.  Current assets of $284,000 were exceeded by current liabilities of $805,000 by $521,000 at the end of the fourth quarter of 2012.

Cash increased by $28,000 to $49,000 as at June 30, 2013 from $21,000 as at December 31, 2012.  This increase in cash was the result of the activities described in the Results of Operations section above.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

CONTRACTUAL OBLIGATIONS

As at June 30, 2013, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2013	2014	2015	2016	2017
	(in thousands)

Operating leases	$489	$111	$196	$66	$66	$50
License agreements	100	50	50	-	-	-
	$589	$161	$246	$66	$66	$50

GOING CONCERN

While the accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The continued existence beyond 2013 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These unaudited condensed interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the classifications used in the statements of financial position.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these unaudited condensed interim consolidated financial statements.  Significant estimates made by the Company include the determination of identifiable assets in the business combination, the recoverable amount of intangible assets and goodwill, contingent consideration, valuation of stock-based payments and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company determines the fair value of stock-based compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment.  As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2012.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

•	Application and Web Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

•	Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

•	Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

•	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

•	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: intellectual property licensing, software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

SUBSEQUENT EVENTS

At Northcore’s duly called Special and Annual Shareholders meeting held on July 23, 2013 the following resolutions were approved:
•	Election of Directors: C. Bulger, R. Deslippe, D. Mackenzie, M. Smith
•	Appointment of Auditors: A Chan LLP
•	Consolidation of Common Shares: 20:1 consolidation
•	Asset Purchase Transaction: issuance of 48% common shares in Northcore to Cielo for the purchase of renewable diesel intellectual property
•	Name Change: to Cielo Technologies, or such other name as the directors decide
•	Option Pool Increase: to 15% of outstanding shares post Cielo IP purchase

The shareholders approved the foregoing resolutions subject to the Directors’ decisions to implement and regulatory approvals.

Convertible Debenture Private Placement
The Company closed a private placement of $840,000 in convertible debentures on July 25, 2013. The debentures have a term of one year, provide an annual interest of 12%, and convert at the option of the holder into common shares of Northcore at a conversion price of $0.015 per share. The conversion into common shares is automatic upon Northcore closing the purchase of Cielo intellectual property.  A total of 56,000,000 common shares would be issued upon conversion of the total offering, which comprised $155,000 of cash proceeds and $685,000 in settlement of Company liabilities.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2013 and 2012
Dated: August 15, 2013

DIRECTORS T. Christopher Bulger Chairman Ryan Deslippe Board Member Michael Smith Board Member
 CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario, M9b 6C7

Envision Online Media Inc.
1306 Wellington St. W. Ste 401
Ottawa, Ontario
K1Y 3B2

AUDITORS

Collins Barrow Toronto LLP
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at June 30, 2013:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2013 Northcore Technologies Inc.